EXHIBIT 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

STATEMENT

In connection with the Quarterly Report on Form 10-Q of Butler International, Inc. (the "Company") for the three-month ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Thomas J. Considine, Jr., as Senior Vice President - Finance and Chief Financial Officer of the Company, hereby certifies, to such officer's knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Company.

Date: September 2, 2005

/s/ Thomas J. Considine, Jr.
Thomas J. Considine, Jr.
Senior Vice President - Finance
and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.